Exhibit A

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

StepStone Private Markets

(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$10,847,791.51	$147.60	$1,601.14

Fees Previously Paid	$148,916,365.65	$147.60	$21,980.05

Total Transaction Valuation	$159,764,157.16

Total Fees Due for Filing			$23,581.19

Total Fees Previously Paid			$21,980.05

Total Fee Offsets			—

Net Fee Due			$1,601.14

Table 2 – Fee Offset Claims and Sources

Not applicable.